                                                                               .
                                                                               .
                                                                               .

                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number       3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investments in the Custody of                                          Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

----------------------------------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                                       Date examination completed:

811-03213                                                                    September 12, 2003
----------------------------------------------------------------------------------------------------------------------------------
2. State identification Number:  N/A
   ----------------------------------------------------------------------------------------------------------------------------
     AL                  AK                  AZ                  AR                  CA                  CO
   ----------------------------------------------------------------------------------------------------------------------------
     CT                  DE                  DC                  FL                  GA                  HI
   ----------------------------------------------------------------------------------------------------------------------------
     ID                  IL                  IN                  IA                  KS                  KY
   ----------------------------------------------------------------------------------------------------------------------------
     LA                  ME                  MD                  MA                  MI                  MN
   ----------------------------------------------------------------------------------------------------------------------------
     MS                  MO                  MT                  NE                  NV                  NH
   ----------------------------------------------------------------------------------------------------------------------------
     NJ                  NM                  NY                  NC                  ND                  OH
   ----------------------------------------------------------------------------------------------------------------------------
     OK                  OR                  PA                  RI                  SC                  SD
   ----------------------------------------------------------------------------------------------------------------------------
     TN                  TX                  UT                  VT                  VA                  WA
   ----------------------------------------------------------------------------------------------------------------------------
     WV                  WI                  WY                  PUERTO RICO
   ----------------------------------------------------------------------------------------------------------------------------
     Other (specify):
----------------------------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:

      Gartmore Variable Insurance Trust
----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):

      1200 River Road, Conshohocken, PA 19428
----------------------------------------------------------------------------------------------------------------------------------

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustees of
J.P. Morgan GVIT Balanced Fund

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about J.P. Morgan GVIT Balanced Fund's (the "Fund's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 12, 2003. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 12, 2003, and with respect to agreement of security purchases and sales, for the period from April 7, 2003 (the date J.P. Morgan Chase Bank became the Fund's custodian), through September 12, 2003:

- Confirmation of all securities held by institutions in book entry form at the Federal Reserve Bank of New York and Depository Trust Company, without prior notice to management;

- Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

- Reconciliation of all such securities to the books and records of the Fund and the Custodian;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with J.P. Morgan Chase Bank records;

- Agreement of 15 security purchases and 15 security sales or maturities since April 7, 2003 from the books and records of the Fund to broker confirmations; and

- Confirmation of all open unsettled security purchases as of September 12, 2003.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that J.P. Morgan GVIT Balanced Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment

Company Act of 1940 as of September 12, 2003 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

July 23, 2004

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of J.P. Morgan GVIT Balanced Fund (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 12, 2003, and from April 7, 2003 through September 12, 2003.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 12, 2003, and from April 7, 2003 through September 12, 2003 with respect to securities reflected in the investment account of the Fund.

J.P. Morgan GVIT Balanced Fund

By:   /s/ Gerald J. Holland
      ----------------------------------
      Gerald J. Holland, Treasurer